

August 13, 2020

Lai Jinpeng
Chief Executive Officer
Wiseman Global Ltd
1702, Block B, Wisdom Plaza, No. 4068
Qiaoxiang Road, Shahe Street, Nanshan District
Shenzhen City, Guangdong, People's Republic of China, 518000

     Re: Wiseman Global Ltd
         Form 10-K for the Fiscal Year Ended December 31, 2019
         Filed May 12, 2020
         File No. 333-228130

Dear Mr. Jinpeng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services